Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013
Loss before income taxes and noncontrolling interest	$(7,917)	$(12,506)	$(27,460)	$(79,079)	$(42,515)
Total fixed charges	53,002	52,321	53,195	53,285	55,015
Earnings before fixed charges	$45,085	$39,815	$25,735	$(25,794)	$12,500
Total fixed charges	$53,002	$52,321	$53,195	$53,285	$55,015
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)          If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  Due to our losses for the years ended December 31, 2017,  2016,  2015,  2014 and 2013, the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $7.9,  $12.5,  $27.5,  $79.1 and $42.5 million for the years ended December 31, 2017,  2016,  2015,  2014 and 2013, respectively, to achieve a coverage ratio of 1.00:1.00.